UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)

                         MedicalCV, Inc.
                         ---------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                           584639 10 8
                           -----------
                         (CUSIP Number)

                        December 28, 2005
                        -----------------
     (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]          Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 2 of 12

 1   Name of Reporting Person                        MEDCAP MANAGEMENT &
                                                            RESEARCH LLC
     IRS Identification No. of Above Person                   94-3411543

 2   Check the Appropriate Box if a member of a Group            (a) [ ]

                                                                 (b) [ ]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                     16,068,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                16,068,500
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each             16,068,500
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              17.7%

 12   Type of Reporting Person                                        IA

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 3 of 12

 1   Name of Reporting Person                       MEDCAP PARTNERS L.P.

     IRS Identification No. of Above Person                   94-3412423

 2   Check the Appropriate Box if a member of a                 (a)  [ ]
     Group
                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                      9,191,000
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 9,191,000
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              9,191,000
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              10.1%

 12   Type of Reporting Person                                        PN

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 4 of 12

 1   Name of Reporting Person                    MEDCAP MASTER FUND L.P.

     IRS Identification No. of Above Person                   98-0437526

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                 CAYMAN ISLANDS

   NUMBER OF       5    Sole Voting Power                      6,877,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 6,877,500
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              6,877,500
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               7.6%

 12   Type of Reporting Person                                        PN

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 5 of 12

 1   Name of Reporting Person             MEDCAP PARTNERS OFFSHORE, LTD.

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                 CAYMAN ISLANDS

   NUMBER OF       5    Sole Voting Power                      6,877,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 6,877,500
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              6,877,500
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount                        7.6%
      in Row 9

 12   Type of Reporting                                               OO
      Person

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 6 of 12

 1   Name of Reporting Person                              C. FRED TONEY

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                     16,068,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                16,068,500
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each             16,068,500
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              17.7%

 12   Type of Reporting Person                                     IN/HC

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 7 of 12

Item 1(a).  Name of Issuer:

              MedicalCV, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

              9725 South Robert Trail, Inver Grove Heights, MN 55077

Item 2(a).  Names of Persons Filing:

              MedCap Management & Research LLC ("MMR")

              MedCap Partners L.P. ("MedCap Partners")

              MedCap Master Fund L.P. ("MedCap Master Fund")

              MedCap Partners Offshore, Ltd. ("MedCap Offshore")

              C. Fred Toney

Item 2(b).  Address of Principal Business Office or, if none, Residence:

              The principal business office address of MMR, MedCap Partners and C. Fred Toney is 500 Third Street, Suite 535, San
Francisco, CA 94107.

              The principal business address of MedCap Master Fund and MedCap Offshore is c/o ATC Trustees (Cayman) Limited, Cayside, 2nd Floor, Harbour Drive, George Town, Grand Cayman, Cayman Islands.

Item 2(c).  Citizenship:

              Reference is made to Item 4 of pages 2, 3, 4, 5 and 6 of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

              Common Stock

Item 2(e).  CUSIP Number:

              584639 10 8

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

            (b) [ ]Bank as defined in section 3(a)(6) of the Act (15
            U.S.C. 78c);

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 8 of 12

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section 240.13d-
            1(b)(1)(ii)(J).

Item 4. Ownership.

          As the result of the conversion of shares of 5% Series A Convertible Preferred Stock and the exercise of warrants previously held by Medcap Partners (which holdings were previously reported on Schedule 13G filed with the Securities and Exchange Commission on April 12, 2005 and subsequently amended on May 12, 2005), MedCap Partners is the record owner of 9,191,000 shares of the Issuer's Common Stock. The percentage of Common Stock beneficially owned by MedCap Partners for the purposes of this Schedule 13G is 10.1%.

          As the result of the conversion of shares of 5% Series A Convertible Preferred Stock and the exercise of warrants previously held by Medcap Master Fund (which holdings were previously reported on Schedule 13G filed with the Securities and Exchange Commission on April 12, 2005 and subsequently amended on May 12, 2005), MedCap Master Fund is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Offshore. MedCap Master Fund and MedCap Offshore are the beneficial owners of 6,877,500 shares of the Issuer's Common Stock (together with the Common Stock of which MedCap Partners is the record owner listed in the preceding paragraph, the "Securities"). The percentage of Common Stock beneficially owned by MedCap Master Fund and MedCap Offshore for the purposes of this Schedule 13G is 7.6%.

CUSIP No. 584639 10 8             SCHEDULE 13G              Page 9 of 12

          The percentage of Common Stock beneficially owned indirectly by MMR and C. Fred Toney is 17.7%. MMR, as general partner and investment manager of MedCap Partners and MedCap Master Fund and investment manager of MedCap Offshore, and C. Fred Toney as the managing member of MMR, may be deemed to beneficially own the Securities owned by MedCap Partners, MedCap Master Fund and MedCap Offshore in that they may be deemed to have the power to direct the voting or disposition of the Securities.

         Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either MMR or C. Fred Toney is, for any purpose, the beneficial owner of the Securities, and MMR and C. Fred Toney disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

          The calculation of percentage of beneficial ownership in item 11 of pages two 2, 3, 4, 5 and 6 was derived from the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 9, 2006, in which the Issuer stated that the number of shares of its Common Stock outstanding as of January 6, 2006 was 91,029,573.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

CUSIP No. 584639 10 8             SCHEDULE 13G             Page 10 of 12

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2006         MEDCAP MANAGEMENT & RESEARCH
                                 LLC


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Managing Member

                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney


          By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 2006         MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Managing Member

CUSIP No. 584639 10 8             SCHEDULE 13G             Page 11 of 12


                                 MEDCAP MASTER FUND, L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Managing Member


                                 MEDCAP PARTNERS OFFSHORE, LTD.


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Director




                          EXHIBIT INDEX

        Exhibit A       Joint Filing Undertaking         Page 12

CUSIP No. 584639 10 8             SCHEDULE 13G             Page 12 of 12

                            EXHIBIT A

                    JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  January 20, 2006         MEDCAP MANAGEMENT & RESEARCH
                                 LLC


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Managing Member

                                 MEDCAP PARTNERS L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Managing Member

                                 MEDCAP MASTER FUND, L.P.
                                 By:  MedCap Management & Research LLC,
                                 its General Partner


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Managing Member


                                 MEDCAP PARTNERS OFFSHORE, LTD.


                                 By:/s/ C. Fred Toney
                                    -----------------
                                    C. Fred Toney, its Director

                                 C. FRED TONEY


                                 /s/ C. Fred Toney
                                 -----------------
                                 C. Fred Toney